UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                               -------------------

                                    FORM 11-K

(Mark One)

|X|ANNUAL  REPORT  PURSUANT TO SECTION 15(d) OF THE  SECURITIES  EXCHANGE ACT OF
1934

For the fiscal year ended                   December 31, 1999
                          -----------------------------------

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________________ to _____________________

                          Commission file number 1-6853

A. Full title of the plan:
                              SHAW INDUSTRIES, INC.
                             RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              SHAW INDUSTRIES, INC.
                                P.O. Drawer 2128
                           Dalton, Georgia 30722-2128

                             Shaw Industries, Inc.
                            Retirement Savings Plan

                       Financial Statements and Schedule
                        as of December 31, 1999 and 1998
                         Together With Auditors' Report

                              SHAW INDUSTRIES, INC.

                             RETIREMENT SAVINGS PLAN

                        FINANCIAL STATEMENTS AND SCHEDULE

                           DECEMBER 31, 1999 AND 1998



                                TABLE OF CONTENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

     Statements of Net Assets Available for Plan Benefits--December 31, 1999 and 1998

     Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 1999


NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

SCHEDULE SUPPORTING FINANCIAL STATEMENTS

     Schedule I: Schedule H, Line 4i -- Assets Held for Investment Purposes -- December 31, 1999

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee of the
Shaw Industries, Inc.
Retirement Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of SHAW INDUSTRIES, INC. RETIREMENT SAVINGS PLAN as of December 31, 1999 and 1998 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1999 and 1998 and the changes in net assets available for plan benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Atlanta, Georgia
May 26, 2000

                              SHAW INDUSTRIES, INC.

                             RETIREMENT SAVINGS PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           DECEMBER 31, 1999 AND 1998

                                                      1999               1998
                                                   -------------   -------------
ASSETS
   Investments (Notes 2 and 3) ...............     $445,700,764    $338,166,885
                                                   -------------   -------------
   Receivables:
      Employee contributions .................                0         285,503
      Employer contributions .................                0         116,620
      Interest and dividend income ...........           12,444         513,306
                                                   -------------   -------------
            Total receivables ................           12,444         915,429
                                                   -------------   -------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS .......     $445,713,208    $339,082,314
                                                   =============   =============



        The accompanying notes are an integral part of these statements.

                              SHAW INDUSTRIES, INC.

                             RETIREMENT SAVINGS PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1999

ADDITIONS:
    Investment income:
       Net appreciation in fair value of investments (Note 3) ..   $ 15,072,361
       Interest and dividends ..................................     20,411,059
                                                                   -------------
              Total investment income ..........................     35,483,420
                                                                   -------------
    Contributions:
       Employee contributions ..................................     33,027,676
       Employer contributions ..................................     14,489,939
       Transfers from other plans (Note 1) .....................     60,934,941
       Rollovers ...............................................        498,770
                                                                   -------------
              Total contributions ..............................    108,951,326
                                                                   -------------
              Total additions ..................................    144,434,746
                                                                   -------------
DEDUCTIONS:

    Administrative expenses ....................................        512,107
    Benefit payments to participants ...........................     37,291,745
                                                                   -------------
              Total deductions .................................     37,803,852
                                                                   -------------
             Net increase ......................................    106,630,894
NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year ..........................................    339,082,314
                                                                   -------------
    End of year ................................................   $445,713,208
                                                                   =============



         The accompanying notes are an integral part of this statement.

                              SHAW INDUSTRIES, INC.

                             RETIREMENT SAVINGS PLAN

              NOTES TO FINANCIAL STATEMENTS and SUPPORTING Schedule

                           DECEMBER 31, 1999 AND 1998

1.   DESCRIPTION AND ADMINISTRATION OF THE PLAN

     The following description of the Shaw Industries, Inc. Retirement Savings Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the plan document.

     General

     The Plan was adopted by the board of directors of Shaw Industries, Inc. (the "Company") effective April 1, 1986. The Plan was formed under Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC") as a defined contribution, tax-exempt profit-sharing/savings plan. Eligible plan members make tax-deferred contributions to the Plan, and the Company matches these employee contributions on a percentage basis. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 , as amended ("ERISA").

     Employees are eligible to participate on the January 1, April 1, July 1, or October 1 coinciding with or following the date they complete one year of service with the Company.

     Effective June 1 1999, the Queen Carpet Corporation 401k Plan (the "Queen plan") was merged into the Plan as a result of the Company's acquisition of Queen Carpet Corporation ("Queen") on October 6, 1998. Queen participants began participating in the Plan at the merger date. Participant balances totaling $57,663,664 were transferred into the Plan from the Queen plan. These balances are presented on the Statement of Changes in Net Assets as "Transfers from other plans". The remaining amount relates to smaller plans rolled into the Plan during the year.

     Contributions

     Under the terms of the Plan, a participant may defer up to 15% of their annual salary, subject to certain IRC limits on pretax deferrals. The Company matches 50% of a participant's contribution up to 5% of their salary and 25% on contributions greater than 5% up to 15%.

     The Company matched 25% of a participant's contribution up to 15% of their salary for the retail business unit until its disposition in August, 1998.

     Participant contributions are deducted from payroll and, as directed by the participants, are deposited in any combination of several investment options, as long as the allocations to each of the options are in 5% increments. The Company's contributions are directed in the same manner as the employee's contribution.

     Participant Accounts

     Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer matching contributions as well as an allocation of investment income and administrative expenses.

     Net investment income of each fund is determined separately by the Plan's trustees and is allocated to the members of that fund in the same proportion that the value of their accounts in the fund bears to the total value of all accounts in that fund.

     Vesting and Benefit Distribution

     Participants are 100% vested and have nonforfeitable interests in their contributions and subsequent investment growth. Employees are 100% vested in the company matching contributions after three years of service unless the Plan is terminated, in which case employees are fully vested. Employees are also fully vested in the event of death or permanent disability. Upon retirement at age 65, retirement at age 62 with five years of service, or termination of employment, the balance in the participant's account will either be paid to the participant or his designated beneficiary or rolled over to another destination. Payment will be made either in a lump sum or in installments over a period not to exceed ten years, at the option of the participant. The Plan has established provisions for participants to make withdrawals from their accounts under certain "hardship" conditions if approved by the plan administrator, and for in-service withdrawals by participants who have reached the age of 59 1/2.

     Forfeitures

     Forfeitures of nonvested company matching contributions are used to reduce company matching contributions. Unutilized forfeitures at December 31, 1999 and 1998 were $243,633 and $704,727, respectively.

     Plan Termination

     Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination, participants will become fully vested in their account balances.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

     Basis of Accounting

     The accompanying financial statements and schedule are presented on the accrual basis of accounting.

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to use estimates and assumptions that affect the net assets available for plan benefits and the changes therein. Actual results could differ from these estimates.

     Recent Accounting Pronouncement

     The Accounting Standards Executive Committee issued Statement of Position ("SOP") 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" which eliminates the requirement for a defined contribution plan to disclose participant directed investment programs. SOP 99-3 was early adopted for the 1999 financial statements and as such, the 1998 financial statements have been reclassified to eliminate the participant-directed fund investment program disclosures.

     Investment Valuation and Fund Composition

     The Plan's assets are held by a bank-administered trust and are invested in eight funds: the Stable Value Fund, the Large Company Stock Fund, the Balanced Fund, the Bond Fund, the International Company Stock Fund, the Small Company Stock Fund, the Medium Company Stock Fund, and the Shaw Industries Stock Fund. Investments of the trust, except for the guaranteed investment contracts ("GICs"), are stated at fair value based on quoted market prices. Fully benefit-responsive GICs are valued at contract value, which represents the principal balance of the investment contracts plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company. At December 31, 1999, the weighted average crediting interest rate was 6.59%. For the year ended December 31, 1999, the annual yield on the GICs was 6.34%. The fair value of the investment contracts as of December 31, 1999 and 1998 was approximately $157,621,111 and $117,581,747, respectively.

     The Stable Value Fund is invested in contracts with insurance companies, in contracts with banks, or in one or more mutual funds which invest solely in interest-bearing obligations. The fund is actively managed by Dwight Asset Management Company for the year ended December 31, 1999. This investment option has the lowest level of risk and the lowest anticipated long-term rate of return. At present, the Stable Value Fund is invested in interest-bearing contracts with major, top-rated insurance companies, in one mutual fund, and in one collective investment trust.

     The Large Company Stock Fund does not guarantee a fixed rate of return. It is invested in the Vanguard Institutional Index Fund, which is a Standard & Poor's 500 index fund. This mutual fund invests in common stocks and similar equity securities. The fund seeks long-term growth of capital and income from dividends.

     The Balanced Fund does not guarantee a fixed rate of return. It is invested in the Dodge & Cox Balanced Fund. This mutual fund invests in a combination of common stocks and fixed income securities. The fund seeks to provide shareholders with regular income, conservation of principal and an opportunity for long-term growth of principal and income by investing in a diversified portfolio of stocks and bonds.

     The Bond Fund is invested in the Dodge & Cox Income Fund. This fund invests the majority of its assets in various debt obligations issued or guaranteed by the U.S. government or other investment-grade securities. The fund seeks to provide shareholders with a high and stable rate of current income, consistent with long-term preservation of capital, by investing in a diversified portfolio of high-quality bonds and other fixed income securities.

     The International Company Stock Fund is invested in the Templeton Foreign Fund. This fund invests the majority of its assets in stocks and bonds of companies and governments outside the United States in order to achieve long-term capital growth. It maintains a flexible investment policy and can invest in both developed and underdeveloped foreign countries.

     The Small Company Stock Fund was previously invested in the Parkstone Small Capitalization Institutional Fund. During 1998, this fund was liquidated and reinvested in the Lazard Small Capitalization Institutional Fund. This fund seeks to achieve long-term growth of capital investing in the stocks of small capitalization companies.

     Effective July 1, 1998, the Medium Company Stock Fund was added as an investment option. This fund invests in the PIMCO Advisors Institute of Cadence Middle Capitalization Growth Fund. This fund seeks to achieve growth of capital by investing in equity securities of United States companies with medium market capitalization, targeting companies with market values between $1 billion and $5 billion.

     The Shaw Industries Stock Fund is invested in shares of Company stock. Effective January 1, 1999, employees may invest any portion of their existing account balances or current deferral election in this fund. Prior to this date, employees were limited to investing 25% of their existing account balances or current deferral election in this fund.

     The net appreciation (depreciation) in fair value of investments in the accompanying statement of changes in net assets available for plan benefits reflects both realized and unrealized gains and losses. Purchases and sales of securities are reflected on a trade-date basis.

     Tax Status

     The Internal Revenue Service issued a determination letter dated September 25, 1996 stating that the Plan was designed in accordance with applicable IRC requirements as of June 24, 1994. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

     Administrative Expenses

     Administrative expenses include trustee, record-keeping, and investment management fees, all of which are paid by the Plan.

3.   INVESTMENTS

     The  trustee  of  the  Plan  held  the  Plan's   investments  and  executed
     transactions therein. Plan investments at December 31, 1999 and 1998 which represent 5% or more of the Plan's investments are as follows:

                                                                       1999
                                                                   -------------
       Caisse Des Depots, guaranteed investment contract,
           6.69%, renewable annually ...........................   $ 32,463,510
       State Street Bank, guaranteed investment contract,
           6.27%, renewable annually ...........................     33,547,504
       Vanguard Institutional Index Fund .......................    150,878,751
       Dodge & Cox Balanced Fund ...............................     56,506,123
       Lazard Small Capitalization Institutional Fund ..........     29,780,957


                                                                       1998
                                                                   -------------
        Dwight Asset Management Target 5 Fund, 6.6%, due
           January 1, 2000 .....................................   $ 24,886,790
        Dodge & Cox Balanced Fund ..............................     43,043,256
        Vanguard Institutional Index Fund ......................    108,576,588
        Lazard Small Capitalization Institutional Fund .........     21,809,363



During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $15,072,361, as follows:

          Mutual funds .........   $ 19,009,511
          Common stock .........     (3,764,112)
          Insurance contracts ..       (173,038)
                                   -------------
                                   $ 15,072,361
                                   =============

4.   RECONCILIATION to FORM 5500

     As of December 31, 1999 and 1998, the Plan had  $2,634,687 and  $2,162,518,
     respectively, of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for plan benefits in accordance with accounting principles generally accepted in the United States.

     The following table reconciles net assets available for plan benefits per the financial statements to the Form 5500 as filed by the Company for the years ended December 31, 1999 and 1998:

                                     Benefits Payable to                                   Net Assets
                                         Participants               1999           Available for Plan Benefits
                                -----------------------------     Benefits       ------------------------------
                                     1999           1998            Paid             1999              1998
                                -------------   -------------   -------------    -------------    -------------
     Per financial statements   $           0   $           0   $  37,291,745    $ 445,713,208    $ 339,082,314
     1999 amounts pending
         distribution to
         participants .......       2,634,687               0       2,634,687       (2,634,687)               0
     1998 amounts pending
         distribution to
         participants .......               0       2,162,518      (2,162,518)               0       (2,162,518)
                                -------------   -------------   -------------    -------------    -------------
     Per Form 5500 ..........   $   2,634,687   $   2,162,518   $  37,763,914    $ 443,078,521    $ 336,919,796
                                =============   =============   =============    =============    =============


                                                                                                                   SCHEDULE I

                              SHAW INDUSTRIES, INC.

                             RETIREMENT SAVINGS PLAN

            SCHEDULE H, LINE 4I--ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1999
Face Amount                                                                                                          Current
 or Units                                Identity of Issuer and Description of Asset                                  Value
-----------     ----------------------------------------------------------------------------------------------- --------------
  1,774,239  *  State Street Bank & Trust Company Short-Term Investment Fund                                    $   1,774,239
          6     CNL Income and Growth Fund Limited Partnership                                                        210,000
          6     CNL Income and Growth Fund Limited Partnership                                                        231,000
 11,426,971     SEI Stable Asset Fund                                                                              11,426,971
 11,634,447     Caisse Des Depots, synthetic guaranteed investment contract, 6.69%, renewable annually             11,634,447
 32,463,510     Caisse Des Depots, guaranteed investment contract, 6.69%, renewable annually                       32,463,510
 33,547,504  *  State Street Bank, guaranteed investment contract, 6.27%, renewable annually                       33,547,504
  3,028,640     John Hancock Life Insurance Company, guaranteed investment contract, 5.85%, due August 1, 2000      3,028,750
 10,220,298     Metropolitan Life, guaranteed investment contract, 7.24%, due June 29, 2001                        10,220,298
  3,028,209     John Hancock Life Insurance Company, guaranteed investment contract, 5.76%, due August 1, 2000      3,028,209
  5,466,624     John Hancock Life Insurance Company, guaranteed investment contract, 6.1%, due January 1, 2001      5,466,624
  7,682,043     Life Insurance Company of Virginia, guaranteed investment contract, 6.9%, due December 31, 2001     7,682,043
 14,928,521     METLIFE, guaranteed investment contract, 6.85%, renewable annually                                 14,928,520
  8,676,740     Monumental, guaranteed investment contract, 7.24%, due June 29, 2001                                8,676,740
 16,548,630     Principal Mutual Life, guaranteed investment contract, 5.98%, due December 28, 2000                16,548,630
  7,695,024     Security Life of Denver, guaranteed investment contract, 6.98%, due June 28, 2000                   7,695,024
  1,148,815  *  Shaw Industries, Inc. common stock                                                                 17,806,633
    153,605  *  State Street Bank & Trust Company Short-Term Investment Fund                                          153,605
  1,125,877     Vanguard Institutional Index Fund                                                                 150,878,751
    859,932     Dodge & Cox Balanced Fund                                                                          56,506,123
    476,430     Dodge & Cox Income Fund                                                                             5,431,305
    901,989     Templeton Foreign Fund                                                                             10,120,311
  1,797,282     Lazard Small Capitalization Institutional Fund                                                     29,780,957
    248,579     Pimco Advisors Institute of Cadence Middle Capitalization Growth Fund                               6,460,570
                                                                                                                 -------------
                                                                                                                 $445,700,764
                                                                                                                 =============

                        *Represents a party in interest.

          The accompanying notes are an integral part of this schedule.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Shaw Industries, Inc. Retirement Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                            SHAW INDUSTRIES, INC.
                                            RETIREMENT SAVINGS PLAN

                                            /s/ KENNETH G. JACKSON
                                            -----------------------------------
                                            Kenneth G. Jackson
                                            Savings Plan Committee


June 29, 2000

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation by reference of our report dated May 26, 2000, included in this annual report of Shaw Industries, Inc. Retirement Savings Plan on Form 11-K for the year ended December 31, 1999, into the Plan's previously filed Registration Statement No. 333-62915.



Atlanta, Georgia
June 26, 2000